FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 27, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

FINANCIAL RESULTS FOR THE FOURTH QUARTER
AND FULL-YEAR ENDED DECEMBER 31, 2005

Moscow, Russian Federation – March 27, 2006 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, today announces its fourth quarter and full-year 2005(1) financial and operating results.

Financial Highlights

•                  Consolidated revenues up 28.9% year-on-year to $5,011 million

•                  Consolidated OIBDA(2) up 21.2% year-on-year to $2,539 million

•                  Annual OIBDA margin of 50.7%

•                  Consolidated net income up 14.0% year-on-year to $1,126 million

Operating Highlights

•                  Consolidated subscriber base reached 58.2 million; almost 24 million new subscribers added during 2005

•                  Strong growth in subscriber additions in the fourth quarter with 7.8 million new users

•                  Number one position in terms of subscribers maintained in Russia, Belarus, Turkmenistan and Uzbekistan

•                  Expansion of operations in the former Soviet Union (FSU)

•                  Consolidated subscriber base of 60.3 million as of February 28, 2006

Financial Summary (Unaudited)

US$ million	Q4 2005	Q4 2004	Change Y-on-Y	FY 2005	FY 2004	Change Y-on-Y
Revenues	1,332.7	1,079.7	23.4%	5,011.0	3,887.0	28.9%
Net operating income	362.7	272.9	32.9%	1,632.0	1,419.1	15.0%
Net operating margin	27.2%	25.3%	—	32.6%	36.5%	—
Net income	242.6	174.3	39.2%	1,126.4	987.9	14.0%
OIBDA	613.1	497.9	23.1%	2,539.1	2,094.8	21.2%
OIBDA margin	46.0%	46.1%	—	50.7%	53.9%	—

(1) Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2) See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

Vassily Sidorov, President and CEO of MTS, commented:

“Our main goals in 2005 were to retain leadership, integrate the business and lay the foundation for strengthening the Company’s lead in 2006-2008. The latter included executing a number of crucial integration measures, such as the full-pledged rollout of a new management system, migration of our pre-paid customers to a new billing platform, consolidation of our call centers and radical enhancement of customer service quality and other key operational processes. These measures were successfully implemented.

“Our marketing initiatives of Q4 2005 and first quarter of this year have been geared at strengthening our customers’ loyalty and, ultimately, the stabilization and growth in ARPU.

“The growth of our top-line by $1.1bn in 2005 was unrivaled by anyone in our peer group.

“The geography of our business continued to expand in 2005. At the end of the year, we operated in 82 out of 86 regions for which we hold licenses in Russia and, during the year, we expanded into Turkmenistan and Kyrgyzstan. These untapped markets offer great opportunities for growth. At the same time, expansion carries the burden of additional risk, as represented by the events in Kyrgyzstan. I would like to reaffirm our position on Bitel. We strongly believe that the seizure of Bitel’s offices was unlawful, and we will continue to defend our ownership title through courts. Currently, we have no operational control over Bitel.

“There are a number of regulatory challenges to be faced in 2006, including Calling Party Pays (CPP), Mobile Number Portability (MNP) and Mobile Virtual Network Operators (MVNOs). CPP is to be introduced on July 1, 2006, but the terms have yet to be determined by the regulators. These terms may potentially have a negative effect on our profitability, as our revenues may decrease without a similar reduction in associated costs.

“MTS remains committed to increasing shareholder value. In 2006 we will continue to focus on customer loyalty, revenue growth, operational efficiency and combining investments in growth with increasing cash returns to our shareholders.”

Operating Overview

Market Growth

2005 showed a healthy subscriber growth dynamic with strong additions in Russia and Ukraine. Mobile penetration(3) in the Company’s core markets increased during the year from 51% to 87% in Russia and from 29% to 64% in Ukraine.

In particular, MTS’ seasonal promotions during the New Year and Christmas holiday period led to a strong fourth quarter, with 7.8 million in consolidated subscriber additions.

Subscriber Development

The Company added 24.0 million new customers during 2005 on a consolidated basis; its operations in Russia accounted for 17.7 million of the subscriber intake.

In Q4 alone, the Company’s consolidated subscriber base increased by 7.8 million new subscribers, with its operations in Russia adding nearly 5.4 million net new subscribers.

The Company added a further 2.1 million new subscribers since the beginning of 2006, expanding its consolidated subscriber base to 60.3 million(4).

(3) The source for all market information in this press release is AC&M-Consulting.

Business Expansion

MTS’ operational regions in Russia increased from 76 in 2004 to 82 in 2005(5), with the majority added in the south of the country. In June 2005, MTS acquired BCTI, the leading mobile operator in Turkmenistan.

Market Share

The Company’s marketing and promotional activity during 2005, including a new image campaign in Russia, seasonal promotions and the launch of a new set of tariffs, helped MTS to maintain a strong position in its markets of operations.

MTS’ market share in the fourth quarter was at 35.1% in Russia, 44.5% in Ukraine, and 55.1% in Uzbekistan. MTS’ unconsolidated joint venture in Belarus had a market share of 51.6% at YE 2005.

Customer Segmentation

Mass-market subscribers continued to account for the majority of the subscriber growth in 2005. Subscriptions to MTS’ pre-paid tariff plans (Jeans in Russia, and Jeans and SIM-SIM in Ukraine) in 2005 accounted for 94% of gross additions in Russia and 95% in Ukraine.

At YE 2005, 88% of MTS’ customers in Russia and 90% of its customers in Ukraine were signed up to pre-paid tariff plans, compared to 77% and 86% respectively at YE 2004.

Key Operating Summary

	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Total consolidated subscribers, end of period (mln)	58.19	50.36	44.07	38.69	34.22
Russia	44.22	38.87	34.09	30.25	26.54
Ukraine	13.33	10.94	9.52	8.08	7.37
Uzbekistan	0.58	0.49	0.40	0.35	0.31
Turkmenistan	0.07	0.06	0.06	—	—
MTS Belarus(6)	2.13	1.85	1.61	1.40	1.21
Russia
ARPU (US$)(7)	7.3	8.9	9.3	9.1	11.2
MOU (minutes)	123	130	134	138	164
Churn rate (%)	5.2	2.9	6.8	6.7	6.3
SAC per gross additional subscriber (US$)	19.8	18.6	18.4	18.2	19.4
Ukraine
ARPU (US$)	9.1	10.8	10.8	10.0	12.4
MOU (minutes)	120	132	118	130	127
Churn rate (%)	6.0	6.2	5.7	5.1	1.7	(8)
SAC per gross additional subscriber (US$)	9.4	15.7	14.2	22.1	15.4

(4) As of February 28, 2006.

(5) Previously reported as 77 regions at YE 2004. As of December 1, 2005, there are now 88 territorial sub-divisions in Russia instead of 89, after the merger of the Perm Region and the Komi-Permyak Autonomous District into the single Perm Territory.

(6) MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

(7) See Attachment C for definitions of ARPU, MOU, Churn and SAC.

(8) The significant decrease in the quarterly churn rate to 1.7% can be largely attributed to the adoption in Ukraine of the churn policy used by MTS in Russia, whereby pre-paid customers are defined as churning after six months of inactivity, rather than the previous three month criteria. Under the previous churn calculation, quarterly churn rate in Q4 2004 was at 7.2%.

Russia

•                                Revenues up 21.6% year-on-year to $3,701 million(9); fourth quarter revenues up 16.5% year-on-year to $954 million(10)

•                                Net income increased by 1.6% year-on-year to $773 million; fourth quarter net income increased by 19.5% year-on-year to $152 million

•                                OIBDA up 14.7% year-on-year to $1,877 million; fourth quarter OIBDA up 14.7% year-on-year to $428 million

•                                Full year OIBDA margin of 50.7%; fourth quarter OIBDA margin of 44.8%

MTS’ average monthly minutes of usage per subscriber (MOU) in Russia decreased in the fourth quarter of 2005 to 123 minutes from 130 minutes in the third quarter (the fourth quarter is seasonally weak due to seasonal promotions and the addition of mass-market subscribers). MOU of contract(11) subscribers increased from 309 minutes in Q3 to 348 minutes in Q4.

The average monthly service revenue per subscriber (ARPU) in Russia in the fourth quarter decreased sequentially to $7.3 from $8.9 in the third quarter, in line with the decline in per subscriber usage. Annual ARPU in 2005 decreased to $8.4 from $12.2 in 2004.

Subscriber acquisition cost per gross additional subscriber (SAC) in Russia in the fourth quarter increased in Russia to $19.8 from $18.6 in the third quarter due to seasonal advertising and marketing (a decline in annual SAC from $21.0 in 2004 to $18.8 in 2005).

The quarterly churn rate was 5.2% in the fourth quarter. The annual churn rate of 20.7% marked a reduction from 27.5% in 2004.

Ukraine

•                                Revenues up 44.4% year-on-year to $1,202 million(12); fourth quarter revenues up 37.4% year-on-year to $338 million(13)

•                                Net income increased 44.9% year-on-year to $324 million; fourth quarter net income up 89.4% year-on-year to $82 million

•                                OIBDA up 32.1% year-on-year to $585 million; fourth quarter OIBDA up by 36.5% year-on-year to $157 million

•                                Full-year OIBDA margin of 48.7%; fourth quarter OIBDA margin of 46.4%

MOU decreased sequentially in Ukraine in the fourth quarter to 120 minutes from 132 minutes in the third quarter as a result of seasonal promotions, with the bulk of new subscribers added towards the end of the quarter. Annual MOU increased from 114 minutes in 2004 to 117 minutes in 2005.

(9) Excluding intercompany eliminations of $3.4 million.

(10) Excluding intercompany eliminations of $1.3 million.

(11) Subscribers signed to the “MTS” family of tariff plans.

(12) Excluding intercompany eliminations of $8.0 million.

(13) Excluding intercompany eliminations of $1.1 million.

ARPU in Ukraine decreased to $9.1 in the fourth quarter from $10.8 in the third quarter due to the addition of mass-market subscribers and seasonal promotions. ARPU in 2005 was $9.5 compared with $12.6 in 2004.

SAC in the fourth quarter of 2005 fell significantly to $9.4 from $15.7 in the third quarter largely reflecting the significant increase in net additions, the vast majority of which were pre-paid subscribers that have a significantly lower SAC than contract subscribers. SAC for the full year 2005 decreased to $13.8 from $18.6 in 2004 as a result of the Company’s successful efforts at reducing dealer commission and handset subsidies costs.

Uzbekistan

Revenues in Uzbekistan in the fourth quarter contributed $25.5 million to the Company’s consolidated revenues (up 52.7% y-o-y), $15.5 million to its consolidated OIBDA (up 55.0% y-o-y) with an OIBDA margin of 60.6%, and $6.6 million to its consolidated net income (up 73.7% y-o-y). Fourth quarter ARPU was $15.9, down from $18.3 in the previous quarter (annual ARPU at $16.2). Fourth quarter MOU was 450 minutes, an increase from 437 minutes in the previous quarter (annual MOU at 433 minutes).

Turkmenistan

MTS’ operations in Turkmenistan contributed $17.7 million to the Company’s consolidated revenues, $13.0 million to its consolidated OIBDA (OIBDA margin of 73.7%), and $2.0 million to its consolidated net income in the fourth quarter. Fourth quarter ARPU was at $88.4, a decrease from $89.0 in the previous quarter.

Financial Position

Full year cash expenditure on property, plant and equipment amounted to $1,758.0 million, of which $1,145.4 million was invested in Russia, $571.1 million in Ukraine, and $40.0 million in Uzbekistan. MTS’ expenditure on property, plant and equipment in the fourth quarter totaled $611.6 million, of which $328.9 million was invested in Russia, $267.5 million in Ukraine, and $13.7 million in Uzbekistan.

Cash expenditure on intangible assets during the year amounted to $423.4 million ($302.5 million in Russia, $104.6 million in Ukraine and $16.3 million in Uzbekistan). MTS spent $196.7 million on the purchase of intangible assets during the fourth quarter ($136.0 million in Russia, $56.3 million in Ukraine and $4.4 million in Uzbekistan).

In line with the Company’s strategy to expand the geography of its operations, MTS continued to consolidate its operations in Russia and acquire operators in other countries. The Company spent $178.9 million (net of cash in acquired companies) on acquisitions during the year, comprised of $138.1 million in the regions of Russia and $40.8 million on acquiring the business in Turkmenistan. Of the total acquisition expenditures in 2005, $141.0 million was spent in the fourth quarter.

As of December 31, 2005, MTS’ total debt(14) was at $2.85 billion, resulting in a ratio of total debt to OIBDA of 1.1 times, compared to 0.9 times in 2004. The Company’s cash and cash equivalents amounted to $78.3 million at the end of 2005 and net debt amounted to $2.74 billion.

***

(14) Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

For further information contact:

Mobile TeleSystems, Moscow

Investor Relations Department	tel: +7 495 223-20-25
e-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 60.31 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of approximately 233.1 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

***

Attachments to the Fourth Quarter and Full-Year 2005 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q4 2005	Q4 2004	FY 2005	FY 2004
Operating income	362.7	272.9	1,632.0	1,419.1
Add: depreciation and amortization	250.4	225.0	907.1	675.7
OIBDA	613.1	497.9	2,539.1	2,094.8

	Q4 2005
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	233.5	115.3	8.3	5.5
Add: depreciation and amortization	194.4	41.4	7.2	7.5
OIBDA	427.9	156.7	15.5	13.0

	Q4 2004
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	195.9	72.5	4.4	n/a
Add: depreciation and amortization	177.1	42.3	5.6	n/a
OIBDA	373.0	114.8	10.0	n/a

	FY 2005
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan(15)
Operating income	1,153.5	431.3	30.0	17.2
Add: depreciation and amortization	723.0	153.8	22.4	7.9
OIBDA	1,876.5	585.1	52.4	25.1

	FY 2004
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	1,096.4	318.3	4.4	n/a
Add: depreciation and amortization	540.2	124.5	11.0	n/a
OIBDA	1,636.6	442.8	15.4	n/a

OIBDA margin can be reconciled to our operating margin as follows:

	Q4 2005	Q4 2004	FY 2005	FY 2004
Operating margin	27.2%	25.3%	32.6%	36.5%
Add: depreciation and amortization as a percentage of revenue	18.8%	20.8%	18.1%	17.4%
OIBDA margin	46.0%	46.1%	50.7%	53.9%

(15) Six-months operations consolidated for FY 2005.

	Q4 2005
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	24.4%	34.1%	32.4%	31.3%
Add: depreciation and amortization as a percentage of revenue	20.4%	12.3%	28.2%	42.4%
OIBDA margin	44.8%	46.4%	60.6%	73.7%

	Q4 2004
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	24.0%	29.5%	26.5%	n/a
Add: depreciation and amortization as a percentage of revenue	21.7%	17.2%	33.6%	n/a
OIBDA margin	45.7%	46.7%	60.1%	n/a

	FY 2005
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	31.2%	35.9%	34.7%	51.4%
Add: depreciation and amortization as a percentage of revenue	19.5%	12.8%	25.9%	23.6%
OIBDA margin	50.7%	48.7%	60.6%	75.0%

	FY 2004
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	36.0%	38.2%	16.6%	n/a
Add: depreciation and amortization as a percentage of revenue	17.7%	15.0%	41.1%	n/a
OIBDA margin	53.7%	53.2%	57.7%	n/a

***

Attachment B

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of December 31, 2005	As of December 31, 2004
Current portion of debt and of capital lease obligations	768.7	379.4
Long-term debt	2,079.0	1,553.8
Capital lease obligations	2.9	3.9
Total debt	2,850.6	1,937.1
Less:
Cash and cash equivalents	(78.3)	(274.2)
Short-term investments	(28.1)	(73.4)
Net debt	2,744.2	1,589.5

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days, or one hundred and eighty three days in the case of our Jeans brand tariff, and whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a “subscriber” as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004

Net operating revenue
Service revenue and connection fees	1 310 202	1 058 718	4 942 288	3 800 271
Sales of handsets and accessories	22 492	20 938	68 730	86 723
	1 332 694	1 079 656	5 011 018	3 886 994
Operating expenses
Cost of services	198 117	145 617	732 867	481 097
Cost of handsets and accessories	83 525	69 318	254 606	218 590
Sales and marketing expenses	192 289	162 582	608 092	460 983
General and administrative expenses	206 308	186 132	758 729	575 296
Depreciation and amortization	250 472	224 987	907 113	675 729
Provision for doubtful accounts	14 089	9 030	50 407	26 459
Other operating expenses	25 228	9 109	67 173	29 777

Net operating income	362 666	272 881	1 632 031	1 419 063

Currency exchange and translation losses (gains)	(5 239)	(3 882)	(10 319)	(6 529)

Other expense (income):
Interest income	(2 727)	(3 214)	(24 828)	(21 792)
Interest expenses	38 385	29 128	132 474	107 956
Other expense (income)	(8 170)	(11 451)	(29 150)	(33 456)
Total other expense (income), net	27 488	14 463	78 496	52 708

Income before provision for income taxes and minority interest	340 417	262 300	1 563 854	1 372 884

Provision for income taxes	91 146	85 073	410 590	354 664
Minority interest	6 626	2 970	26 859	30 342

Net income	242 645	174 257	1 126 405	987 878

Weighted average number of shares outstanding, in thousands	1 987 084	1 986 102	1 986 820	1 984 497
Earnings per share - basic and diluted	0,12	0,09	0,57	0,50

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND DECEMBER 31, 2004

(Amounts in thousands of U.S. dollars, except share amounts)

	As of December 31,	As of December 31,
	2005	2004
CURRENT ASSETS:
Cash and cash equivalents	$78 284	$274 150
Short-term investments	28 059	73 360
Trade receivables, net	209 320	162 525
Accounts receivable, related parties	7 661	17 768
Inventory and spare parts, net	156 660	89 518
VAT receivable	398 021	272 578
Prepaid expenses and other current assets	413 248	151 056
Total current assets	1 291 253	1 040 955

PROPERTY, PLANT AND EQUIPMENT	4 482 679	3 234 318

INTANGIBLE ASSETS	1 439 362	1 208 133

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	107 959	81 235

OTHER INVESTMENTS	150 000	—

OTHER ASSETS	74 527	16 546

Total assets	7 545 780	5 581 187

CURRENT LIABILITIES
Accounts payable	363 723	242 495
Accrued expenses and other current liabilities	749 600	591 058
Accounts payable, related parties	40 829	17 009
Current portion of long-term debt, capital lease obligations	768 674	379 406
Total current liabilities	1 922 826	1 229 968

LONG-TERM LIABILITIES
Long-term debt	2 078 955	1 553 795
Capital lease obligations	2 928	3 947
Deferred income taxes	158 414	160 390
Deferred revenue and other	57 824	47 665
Total long-term liabilities	2 298 121	1 765 797

Total liabilities	4 220 947	2 995 765

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	30 744	62 099

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2005 and 2004, 763,554,870 of which are in the form of ADS as of December 31, 2005 and 432,414,940 - as of December 31, 2004)

	50 558	50 558
Treasury stock (5,400,486 common shares at cost as of December 31, 2005 and 7,202,108 - as of December 31, 2004)	(5 534)	(7 396)
Additional paid-in capital	568 104	564 160
Unearned compensation	(1 210)	(1 780)
Shareholder receivable	(7 182)	(18 237)
Accumulated other comprehensive income	50 614	22 444
Retained earnings	2 638 739	1 913 574
Total shareholders’ equity	3 294 089	2 523 323

Total liabilities and shareholders’ equity	7 545 780	5 581 187

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts in thousands of U.S. dollars)

	Year ended	Year ended
	December 31, 2005	December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$1 126 405	$987 878

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	26 859	30 342
Depreciation and amortization	907 113	675 729
Amortization of deferred connection fees	(44 207)	(46 978)
Equity in net income of associates	(39 522)	(24 146)
Provision for obsolete inventory	9 112	4 610
Provision for doubtful accounts	50 407	26 459
Deferred taxes	(64 959)	(76 023)
Non-cash expenses associated with stock bonus and stock options	1 400	900

Changes in operating assets and liabilities:
Increase in accounts receivable	(86 008)	(101 223)
Increase in inventory	(74 557)	(24 179)
Increase in prepaid expenses and other current assets	(163 630)	(18 571)
Increase in VAT receivable	(125 186)	(55 044)
Increase in trade accounts payable, accrued liabilities and other current liabilities	274 153	331 835
Net cash provided by operating activities	1 797 380	1 711 589

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(178 917)	(355 744)
Purchase of property, plant and equipment	(1 757 980)	(1 204 400)
Purchase of intangible assets	(423 367)	(154 544)
Purchase of short-term investments	(37 375)	(114 440)
Proceeds from sale of short-term investments	82 724	286 340
Purchase of other investments	(150 000)	—
Investments in and advances to associates	12 798	(413)
Net cash used in investing activities	(2 452 117)	(1 543 201)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	4 256	4 049
Proceeds from notes issue	398 944	—
Repayment of notes	—	(600 000)
Notes issuance/loans agreement costs	(59 163)	(12 039)
Capital lease obligation principal paid	(8 129)	(15 274)
Dividends paid	(407 210)	(232 662)
Proceeds from loans	1 012 613	1 177 556
Loan principal paid	(491 481)	(320 511)
Payments from shareholders	11 698	9 654
Net cash provided by financing activities	461 528	10 773

Effect of exchange rate changes on cash and cash equivalents	(2 657)	4 613

NET INCREASE IN CASH AND CASH EQUIVALENTS:	(195 866)	183 774

CASH AND CASH EQUIVALENTS, at beginning of period	274 150	90 376

CASH AND CASH EQUIVALENTS, at end of period	78 284	274 150

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: March 27, 2006